September 17, 2024

Simon G. Kukes
Chief Executive Officer
PEDEVCO Corp.
575 N. Dairy Ashford, Suite 210
Houston, Texas 77079

       Re: PEDEVCO Corp.
           Registration Statement on Form S-3
           Filed September 11, 2024
           File No. 333-282046
Dear Simon G. Kukes:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   David M. Loev, Esq., of The Loev Law Firm, PC